StealthGas Inc. Unaudited Condensed Consolidated Financial Statements

Index to unaudited condensed consolidated financial statements

Pages

Unaudited Condensed Consolidated Balance Sheets – December 31, 2006 and June 30, 2007	2

Unaudited Condensed Consolidated Statements of Income for the three and six month periods ended June 30, 2006 and 2007	3

Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2006 and 2007	4

Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity for the six months ended June 30, 2007	5

Notes to the Unaudited Condensed Consolidated Financial Statements	6 – 23

StealthGas Inc. Unaudited Condensed Consolidated Balance Sheets December 31, 2006 and June 30, 2007 (Expressed in United States Dollars, except share data)

		December 31,	June 30,
	Note	2006	2007
Assets
Current assets
Cash and cash equivalents		11,146,871	5,962,161
Trade receivables		1,096,645	870,071
Claim receivable		289,922	30,378
Inventories	4	746,874	770,951
Advances and prepayments		270,370	264,355
Fair value of above market acquired time charter	10	23,718	—
Restricted cash		4,317,338	4,671,745
Total current assets		17,891,738	12,569,661

Non current assets
Advances for vessel acquisitions	5	—	1,700,000
Advances for vessels under construction	6	3,483,750	2,355,000
Vessels, net	7	297,950,257	352,506,132
Restricted cash		—	200,000
Deferred finance charges, net of accumulated amortization of $87,424 and $125,681	8	279,576	387,114
Fair value of derivatives	14	368,119	804,816
Total non current assets		302,081,702	357,953,062
Total assets		319,973,440	370,522,723

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	2,198,456	8,314,298
Short-term bridge facility	3	—	18,000,000
Trade accounts payable		2,049,456	1,940,369
Other accrued liabilities	9	4,681,488	4,501,097
Customer deposits	12	660,000	643,500
Deferred income	11	2,889,998	2,307,727
Current portion of long-term debt	13	16,149,600	15,505,064
Total current liabilities		28,628,998	51,212,055

Non current liabilities
Fair value of derivatives	14	404,021	180,436
Customer deposits	12	1,323,272	3,307,001
Fair value of below market acquired time charter	10	1,016,281	1,721,902
Long-term debt	13	124,798,640	143,028,916
Total non current liabilities		127,542,214	148,238,255
Total liabilities		156,171,212	199,450,310
Commitments and contingencies	22	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 14,400,000 shares issued and outstanding with a par value of $0.01 per share	15	144,000	144,000
Additional paid-in capital	16	150,607,621	150,607,621
Retained earnings		12,826,845	19,738,324
Accumulated other comprehensive income	14	223,762	582,468
Total stockholders’ equity		163,802,228	171,072,413
Total liabilities and stockholders’ equity		319,973,440	370,522,723

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc. Unaudited Condensed Consolidated Statements of Income (Expressed in United States Dollars, except share data)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2006	2007	2006	2007

Revenues
Voyage revenues		17,215,045	19,880,050	34,152,963	40,624,156

Expenses
Voyage expenses	19	1,618,689	958,144	2,666,514	2,233,592
Vessels’ operating expenses	19	4,729,458	5,545,968	9,066,664	10,838,762
Dry-docking costs		432,926	—	432,926	—
Management fees	3	750,986	932,890	1,398,785	1,840,850
General and administrative expenses		1,013,422	878,355	1,610,603	1,696,030
Depreciation	7	3,127,351	3,802,162	5,935,011	7,463,993
Total expenses		11,672,832	12,117,519	21,110,503	24,073,227

Income from operations		5,542,213	7,762,531	13,042,460	16,550,929

Other income and (expenses)
Interest and finance costs		(1,734,096)	(2,477,626)	(3,091,390)	(4,869,835)
Change in fair value of derivatives		675,496	327,521	1,318,456	301,576
Interest income		165,576	109,484	351,636	371,528
Foreign exchange loss		(27,529)	(32,885)	(40,809)	(42,719)
Other expenses, net		(920,553)	(2,073,506)	(1,462,107)	(4,239,450)

Net income		4,621,660	5,689,025	11,580,353	12,311,479

Earnings per share, basic and diluted		0.33	0.40	0.83	0.85

Weighted average number of shares, basic and diluted		14,000,000	14,400,000	14,000,000	14,400,000

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc. Unaudited Condensed Consolidated Statements of Cash Flows (Expressed in United States Dollars)

	Six Months Ended June 30,
	2006	2007
Cash flows from operating activities
Net income for the period	11,580,353	12,311,479
Items included in net income not affecting cash flows:
Depreciation and amortization	5,954,298	7,502,250
Amortization of fair value of time charter	(1,226,037)	(289,661)
Net (income) of vessel acquired from the Vafias Group	(99,870)	—
Change in fair value of derivatives	(1,318,456)	(301,576)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade receivables	(285,579)	226,574
Claim receivable	(179,489)	(4,578)
Inventories	(694,342)	(24,077)
Advances and prepayments	(30,578)	6,015
Increase/(decrease) in
Payable to related party	1,213,020	6,115,842
Trade accounts payable	972,456	(109,087)
Other accrued liabilities	765,388	(180,391)
Deferred income	(61,403)	(582,271)
Net cash provided by operating activities	16,589,761	24,670,519
Cash flows from investing activities
Insurance proceeds	—	264,122
Advances for vessel acquisitions	—	(1,700,000)
(Increase) in restricted cash account	(2,084,441)	(554,407)
Acquisition of vessels	(78,245,786)	(59,872,118)
Net cash (used in) investing activities	(80,330,227)	(61,862,403)
Cash flows from financing activities
Deemed dividends	(287,500)	—
Dividends paid	(5,250,000)	(5,400,000)
Deferred finance charges	(110,000)	(145,795)
Overdraft facility	(200,000)	—
Customer deposits	—	1,967,229
Loan repayment	(47,706,000)	(9,481,760)
Proceeds from short-term bridge facility		18,000,000
Proceeds from long-term debt	100,430,000	27,067,500
Net cash provided by financing activities	46,876,500	32,007,174
Net (decrease) in cash and cash equivalents	(16,863,966)	(5,184,710)
Cash and cash equivalents at beginning of period	23,210,243	11,146,871
Cash and cash equivalents at end of period	6,346,277	5,962,161
Supplemental Cash Flow Information:
Cash paid during the period for interest	2,624,695	4,419,047
Non cash items:
Fair value of below market acquired time charter	1,982,000	1,019,000

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc. Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity For the three months ended June 30, 2007 (Expressed in United States Dollars, except share data)

	Comprehensive Income	Capital stock Number of Shares (Note 15)	Amount (Note 15)	Additional Paid-in Capital (Note 16)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as of January 1, 2007		14,400,000	144,000	150,607,621	12,826,845	223,762	163,802,228
Dividends paid		—	—	—	(5,400,000)	—	(5,400,000)
Net income for the period	12,311,479	—	—	—	12,311,479	—	12,311,479
Other comprehensive income
Cash flow hedges:
Swap contract	371,849					371,849	371,849
Reclassification adjustment	(13,143)					(13,143)	(13,143)
Comprehensive income	12,670,185	—	—	—	—		—
Balance, June 30, 2007 (unaudited)		14,400,000	144,000	150,607,621	19,738,324	582,468	171,072,413

The accompanying notes are an integral part of these consolidated financial statements.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited condensed consolidated financial statements include the accounts of StealthGas Inc. and its wholly owned subsidiaries (collectively, the “Company”) which, as of June 30, 2007 owned a fleet of thirty-three liquefied petroleum gas (LPG) carriers providing worldwide marine transportation services under long, medium or short-term charters. StealthGas Inc. was formed under the laws of Marshall Islands on December 22, 2004.

Certain amounts in the 2006 consolidated balance sheet have been reclassified to conform with the presentation in the current period’s unaudited interim condensed consolidated financial statements. The reclassifications had no impact on the results of operations of the Company.

As of December 31, 2004, under the direction of Stealth Maritime Corporation S.A., the shareholders of the vessel owning companies contributed all of their issued and outstanding shares of common stock to StealthGas Inc. and StealthGas Inc. became the sole owner of all the outstanding shares of all the subsidiaries mentioned in note 1a. below. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was, indirectly, wholly owned by and under the common control of the Vafias Group prior to the transfer of ownership of the companies to StealthGas Inc. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company as of the dates indicated and using the combined historical carrying costs of the assets and the liabilities of the ship-owning companies listed in note 1a below.

The vessels noted in 1c. “Vafias Group of LPG Carriers” were acquired by affiliates of the Vafias Group from unrelated parties. The “Vafias Group of LPG Carriers” were acquired by the Company with a portion of the proceeds of the initial public offering (see Note 15). The Company and the Vafias Group of LPG Carriers are entities that are commonly controlled by the Vafias Group. Due to these relationships and the common control therein, the acquisition of the Vafias Group of LPG Carriers by the Company was accounted for as a combination of entities under common control in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” and EITF 02-05 “Definition of “Common Control” in relation to FASB Statement No. 141.” Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if the Vafias Group of LPG Carriers were consolidated subsidiaries of the Company for all periods presented.

(a)	Ship-owning companies originally acquired by StealthGas Inc in 2004:

Name of Company	Vessel Name	Acquisition Date	cbm
VCM Trading Ltd.	Gas Prophet	October 12, 2004	3,516.44
LPGONE Ltd.	Gas Tiny	October 29, 2004	1,319.96
Geneve Butane Inc	Gas Courchevel	November 24, 2004	4,102.00
Matrix Gas Trading Ltd.	Gas Shanghai	December 7, 2004	3,525.92

On October 19, 2006, “Gas Prophet” was renamed to “Ming Long” for the duration of the three years bare boat charter party.

(b)	Ship-owning companies acquired by StealthGas Inc. in 2005:

Name of Company	Vessel Name	Acquisition Date	cbm
Pacific Gases Ltd.	Gas Emperor	February 2, 2005	5,009.07
Semichlaus Exports Ltd.	Gas Ice	April 7, 2005	3,434.08
Ventspils Gases Ltd.	Gas Arctic	April 7, 2005	3,434.08
Industrial Materials Inc.	Birgit Kosan	April 11, 2005	5,013.33
Aracruz Trading Ltd.	Gas Amazon	May 19, 2005	6,562.41

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)
1.	Basis of Presentation and General Information – Continued
(b)	Ship-owning companies acquired by StealthGas Inc. in 2005:

Soleil Trust Inc.	Gas Sincerity	November 14, 2005	4,128.98
East Propane Inc.	Catterick	November 24, 2005	5,001.41
Petchem Trading Inc.	Gas Spirit	December 16, 2005	4,112.18
Malibu Gas Inc.	Feisty Gas	December 16, 2005	4,111.24
Northern Yield Shipping Ltd.	Gas Legacy	October 27, 2005	3,513.79
Triathlon Inc.	Gas Marathon	November 2, 2005	6,572.20
Iceland Ltd.	Gas Crystal	November 11, 2005	3,211.04

On April 3, 2006, the “Feisty Gas” was delivered to International Gases Inc., subsidiary of StealthGas Inc., and renamed to “Gas Zael”.

(c)	Vafias’ Group of LPG carriers:

Name of Company	Vessel Name	Acquisition Date	cbm
Gaz De Brazil Inc.	Gas Prodigy	October 15, 2004	3,014.59
Independent Trader Ltd.	Gas Oracle	April 26, 2005	3,014.59
Continent Gas Inc.	Gas Chios	May 20, 2005	6,562.09
Empire Spirit Ltd.	Sweet Dream	May 31, 2005	5,018.35
Jungle Investment Limited	Gas Cathar	July 27, 2005	7,517.18
East Technologies Ltd.	Gas Crystal	July 28, 2005	3,211.04
Quicksilver Shipping Limited	Gas Legacy	August 26, 2005	3,513.79
Triathlon Gas Inc.	Gas Marathon	October 3, 2005	6,572.20
Gass Success Ltd.	Gas Eternity	February 13, 2006	3,528.21

During the fourth quarter of 2005 and the first quarter of 2006, the above ship-owning companies were acquired by the Company with share purchase agreements except for the vessels Gas Crystal, Gas Legacy, Gas Marathon and Gas Eternity which were sold as assets to the newly formed subsidiaries of the Company, called Iceland Ltd., Northern Yield Shipping Ltd., Triathlon Inc and Balkan Profit Ltd.

(d)	Ship-owning companies acquired by StealthGas Inc. in 2006:

Name of Company	Vessel Name	Acquisition Date	cbm
Balkan Holding Inc.	Gas Czar	February 14, 2006	3,509.65
Transgalaxy Inc.	Gas Fortune	February 24, 2006	3,528.46
International Gases Inc	Gas Zael	April 03, 2006	4,111.24
Balkan Profit Ltd	Gas Eternity	March 09, 2006	3,528.21
Oxfordgas Inc.	Lyne	May 19, 2006	5,013.90
Energetic Peninsula Limited	Sir Ivor	May 26, 2006	5,000.00
Ocean Blue Limited	Gas Nemesis	June 15, 2006	5,016.05
Baroness Holdings Inc.	Batangas	June 30, 2006	3,244.04
(e)	Ship-owning companies acquired by StealthGas Inc. in 2007:

Name of Company	Vessel Name	Acquisition Date	cbm
Evolution Crude Inc.	Gas Flawless	February 1, 2007	6,300.00
Aura Gas Inc.	Sea Bird	May 18, 2007	3,518.00
European Energy Inc.	Gas Renovatio	May 29, 2007	3,318.00
Fighter Gas Inc.	Gas Icon	June 27, 2007	5,000.00
Luckyboy Inc.	Chiltern	June 28, 2007	3,312.00

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)
1.	Basis of Presentation and General Information – Continued

The Company’s vessels are managed by Stealth Maritime Corporation S.A. - Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by the article 4 of law 2234/94. (See Note 3).

2.	Significant Accounting Policies

Principles of Consolidation: The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the StealthGas Inc. and its wholly owned subsidiaries referred to in notes 1(a), 1(b), 1(c), 1(d) and 1(e) above. Inter-company balances and transactions have been eliminated upon consolidation.

Interim Financial Information (Unaudited): The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with US GAAP for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete annual financial statements. However, in the opinion of the management of the Company, all adjustments necessary for a fair presentation of financial position, operating results and cash flows have been included in the interim financial statements. Interim results are not necessarily indicative of results for a full year. Reference is made to the December 31, 2006 consolidated financial statements of StealthGas Inc. contained in its Annual Report on Form 20-F for the year ended December 31, 2006.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income: The Company follows the provisions of SFAS No. 130 “Statement of Comprehensive Income” which requires separate presentation of certain transactions, such as unrealized gains and losses from effective portion of cash flow hedges, which are recorded directly as components of stockholders’ equity.

Foreign Currency Translation: The functional currency of the Company and each of its subsidiaries is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. During 2006 and for the six-month period ended June 30, 2007, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts is required at December 31, 2006 and June 30, 2007.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)
2.	Significant Accounting Policies – Continued

Claims Receivable: Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Trade Accounts Payable: The amount shown as trade accounts payable at the balance sheet date includes payables to suppliers of port services, bunkers, and other goods and services payable by the Company.

Segmented Reporting: The Company has determined that it operates in one reportable segment, the sea transportation of liquefied gas.

Inventories: Inventories consist of bunkers (for vessels under voyage charter) and lubricants. The cost is determined by the first-in, first-out method. The Company considers victualling and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessels Acquisitions: Vessels are stated at cost, which consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, and otherwise are charged to expenses as incurred.

The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Impairment of Long-lived Assets: The Company follows SFAS No.144 “Accounting for the Impairment or Disposal of Long-lived Assets”. The standard requires that long-lived assets and certain identifiable intangible assets held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The Company had no impairment losses in any of the periods presented.

Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 30 years from the date of their construction.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs and all non-capitalizable repair and maintenance expenses are expensed in the period incurred.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)
2.	Significant Accounting Policies – Continued

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations – Crew: The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to seven months) and accordingly, they are not liable for any pension or any post-retirement benefits.

Accounting for Revenue and Expenses: Revenue and expenses resulting from each voyage or time charter are accounted for on an accrual basis. Time charter and bareboat revenues are recognized over the term of the charter as services are provided. Time charter and bareboat revenues received in advance are recorded as liabilities (deferred income) until charter services are rendered. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage.

Voyage costs comprise commissions, bunkers and port expenses. The impact of this method of recognizing voyage costs on a pro-rata basis is not materially different from a method of recognizing such costs as incurred.

The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessel operating expenses are accounted for on an accrual basis.

Leasing: Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding for the six months ended June 30, 2006 and 2007.

Income Taxes: The Company is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies are incorporated do not levy tax on income, but rather a tonnage tax on the vessel. (Note 20)

Derivatives: The SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. Changes in the estimated fair value of those instruments are recognized in the consolidated statement of income.

During 2006, the Company engaged in an interest rate swap agreement in order to hedge the exposure of interest rate fluctuations associated with the cash flows on a portion of the Company’s variable rate borrowings (Notes 13, 14). This swap agreement is designated and qualifies as a cash flow hedge. Its fair value is included in financial instruments in the accompanying consolidated balance sheets at December 31, 2006 and June 30, 2007 with changes in the effective portion of the instrument’s fair value recorded in accumulated other comprehensive income. The ineffective portion of the change in fair value of the

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)
2.	Significant Accounting Policies – Continued

derivative financial instrument is immediately recognized in the consolidated statements of income. If the hedged item is a forecasted transaction that later is not expected to or will not occur, then the derivative financial instrument no longer qualifies as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings. It is the Company’s intention to hold these swap agreements to maturity.

3.	Transactions with Related Party

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel. During 2006 the daily management fee rate was adjusted quarterly based on the United States Dollar/Euro exchange rate as published by Bloomberg LP two days prior to the end of the prior calendar quarter. For 2007 the daily management fee, after an amendment on January 1, 2007 of the Management Agreement, is fixed at $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter (an average of $375 or $122 for the six month period ended June 30, 2006, respectively). For the quarter and for the six month period ended June 30, 2007, total brokerage commissions of 1.25% amounted to $249,165 and $510,080, respectively (for 2006 $208,981 and $409,588, respectively), and were included in voyage expenses. For the quarter and for the six month period ended June 30, 2007, the management fees were $932,890 and $1,840,850, respectively (for 2006 $750,986 and $1,398,785, respectively).

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. As of December 31, 2006 and June 30, 2007 the amounts of $785,550 and $602,590, respectively, were capitalized to the cost of the vessels.

The Manager has subcontracted the technical management of the vessels to four unaffiliated ship-management companies, V.Ships Limited (“V.Ships”), Tesma Singapore Pte Ltd (“Tesma”), Hanseatic Shipping Co. Ltd (Cyprus) and Swan Shipping Corporation (Manila). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel. Such fees for the quarter and for the six month period ended June 30, 2007 amounted to $229,841 and $487,800, respectively (for 2006 $352,666 and $708,329, respectively) and are included in the total management fees of $932,890 and $1,840,850 respectively (for 2006 $750,986 and $1,398,785, respectively).

The current account balance with the Manager at December 31, 2006 and at June 30, 2007 was a liability of $2,198,456 and $8,314,298, respectively. The liability represents revenues collected less payments made by the Manager on behalf of the ship-owning companies.

The Company occupies office space that is owned by an affiliated company of the Vafias Group with which it has a three-year cancelable agreement for the provided office facilities. Rental expense for the quarter and for the six month period ended June 30, 2007 amounted to $8,068 and $16,059, respectively (for 2006 $7,258 and $14,518, respectively).

On May 16, 2007, the Company entered into a 60 day unsecured bridge facility with its affiliate Brave Maritime Corporation Inc. in the amount of $35,000,000 at a margin of 0.80% over three month Libor. The facility is extendable at the Company’s option for a further 60 day at the expiry of the facility. At June 30, 2007, the outstanding balance amounted to $18,000,000 bore an average interest rate (including the margin) of 6.16%.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	June 30, 2007
Bunkers	240,692	202,453
Lubricants	506,182	568,498
Total	746,874	770,951
5.	Advances for Vessel Acquisitions

The amount of $1,700,000 shown in the accompanying consolidated balance sheets at June 30, 2007 represents advance payments to sellers for two LPG carriers, named “Gas Evoluzione” (formerly “Grampian”) and “Gas Sophie” (formerly “Virgo Gas”), with expected delivery in July and October 2007, respectively. The total purchase price of these two vessels is $17,000,000.

On March 30, 2007, the Company entered into separate memoranda of agreement with affiliated parties to acquire two additional vessels named “Gas Kalogeros” and “Gas Sikousis” which both were delivered in July, 2007. There were no advance payments made for these vessels. The total purchase price of these two vessels was $34,500,000.

6.	Advances for Vessels Under Construction

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2006 and June 30, 2007 amounting to $3,483,750 and $2,355,000, respectively, represent advance payments to sellers for two vessels under construction, named “Gas Flawless” (formerly “Sunny Dream”, a 6,300 cbm LPG carrier), which was delivered to the Company on February 1, 2007, and the “Gas Haralambos” (formerly “Happy Dream”, a 7,000 cbm LPG carrier) with expected delivery in October 2007. The total purchase price of these two new vessels is $46,125,000.

7.	Vessels, net

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	316,884,973	(18,934,716)	297,950,257
Acquisitions	62,019,868	—	62,019,868
Depreciation for the period	—	(7,463,993)	(7,463,993)
Balance, June 30, 2007	378,904,841	(26,398,709)	352,506,132

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

7.	Vessels, net - Continued

Vessels cost are analyzed as follows:

	Vessel	Purchase price	Brokerage fee	Pre-delivery expenses	Interest income earned on 10% deposit	Fair value of acquired Time charter (Note 10)	Total acquisition cost
1	Ming Long	8,316,000	84,000	86,549	—	—	8,486,549
2	Gas Tiny	1,225,000	12,250	73,238	—	—	1,310,488
3	Gas Courchavel	9,652,500	97,500	56,677	—	—	9,806,677
4	Gas Shanghai	9,801,000	99,000	55,554	—	—	9,955,554
5	Gas Emperor	11,385,000	115,000	30,753	(826)	—	11,529,927
6	Gas Ice	9,500,000	95,000	22,102	(2,515)	—	9,614,587
7	Gas Arctic	9,500,000	95,000	32,281	(2,590)	—	9,624,691
8	Birgit Kosan	12,500,000	125,000	10,860	(4,472)	—	12,631,388
9	Gas Amazon	9,250,000	92,500	129,070	(4,919)	—	9,466,651
10	Gas Prodigy	5,775,000	57,750	118,458	—	2,150,000	8,101,208
11	Gas Chios	11,000,000	110,000	45,418	(1,537)	—	11,153,881
12	Gas Legacy	12,500,000	125,000	74,495	(8,606)	—	12,690,889
13	Gas Cathar	19,557,135	196,950	14,703	(5,496)	—	19,763,292
14	Gas Marathon	14,400,000	144,000	7,692	(10,370)	—	14,541,322
15	Gas Crystal	8,500,000	85,000	40,533	(6,028)	—	8,619,505
16	Gas Sincerity	14,949,000	151,000	16,676	(3,451)	(265,000)	14,848,225
17	Catterick	12,592,800	127,500	38,819	(950)	(421,000)	12,337,169
18	Gas Monarch	14,000,000	140,000	14,700	(8,831)	—	14,145,869
19	Gas Oracle	4,850,000	48,500	36,423	(495)	700,000	5,634,428
20	Gas Spirit	15,345,000	155,000	9,420	(1,131)	406,000	15,914,289
21	Gas Zael	14,830,000	150,000	41,828	(1,095)	491,000	15,511,733
22	Gas Czar	9,731,700	98,300	36,400	(826)	479,000	10,344,574
23	Gas Eternity	12,625,000	126,250	21,588	—	—	12,772,838
24	Gas Fortune	9,500,000	95,000	(9,249)	(258)	—	9,585,493
25	Sir Ivor	15,700,000	157,000	15,065	(3,541)	479,000	16,347,524
26	Lyne	11,000,000	110,000	11,002	(1,567)	483,000	11,602,435
27	Gas Nemesis	10,365,000	105,000	27,936	(2,439)	201,000	10,696,497
28	Batangas	9,400,000	94,000	15,073	(1,783)	340,000	9,847,290
29	Gas Flawless	22,575,000	225,750	131,977	(4,212)	—	22,928,515
30	Sea Bird II	9,184,000	91,840	7,013	(3,740)	409,000	9,688,113
31	Gas Renovatio	9,750,000	97,500	3,504	(2,031)	310,000	10,158,973
32	Gas Icon	9,000,000	90,000	14,243	(9,685)	—	9,094,558
33	Chiltern	9,750,000	97,500	5,520	(6,500)	300,000	10,146,520
34	Gas Evoluzione	—	—	842	—	—	842
35	Gas Haralambos	—	—	650	—	—	650
36	Gas Sophie	—	—	1,697	—	—	1,697
	Total acquisition cost	368,009,135	3,694,090	1,239,510	(99,894)	6,062,000	378,904,841

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

8.	Deferred Finance Charges

Gross deferred finance charges amounting to $512,795 at June 30, 2007 represent fees paid to the lenders for obtaining the related loans, net of amortization. For the quarter and for the six month period ended June 30, 2007, the amortization of financing costs amounted to $17,410 and $38,257, respectively (for 2006 $9,368 and $19,287, respectively) and is included in Interest and finance costs in the accompanying consolidated statements of income.

9.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	June 30, 2007
Interest on long-term debt	1,544,473	1,882,253
Administrating expenses	1,049,836	669,481
Vessels’ operating and voyage expenses	2,087,179	1,949,363
Total	4,681,488	4,501,097
10.	Fair value of acquired time charter

The fair value of the time charters acquired at below / (above) fair market charter rates on the acquisition of the vessels is summarized below. These amounts are amortized on a straight-line basis to the end of the charter period. For the quarter and for the six month period ended June 30, 2007, the amounts of $190,565 and $289,661, respectively, are included in voyage revenues (for 2006 $448,334 and $1,226,037 respectively).

Vessel	End of Time Charter	Fair value of acquired time Charter	Total accumulated amortization as at December 31, 2006	Amortization for six months period ended June 30, 2007	Unamortized balance as at June 30, 2007
Fair value of acquired time charter – Asset
Catterick	January 2006	(421,000)	397,282	23,718	—
Total		(421,000)	397,282	23,718	—

Fair value of acquired time charter – Liability
Sir Ivor	April 2009	479,000	(98,406)	(81,332)	299,262
Lyne	April 2009	483,000	(101,732)	(81,475)	299,793
Batangas	June 2008	340,000	(85,581)	(84,186)	170,233
Sea Bird II	May 2009	409,000	—	(24,058)	384,942
Gas Renovatio	January 2008	310,000	—	(40,162)	269,838
Chiltern	March 2008	300,000	—	(2,166)	297,834
Total		2,321,000	(285,719)	(313,379)	1,721,902
		1,900,000	111,563	(289,661)	1,721,902

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

11.	Deferred Income

The amounts shown in the accompanying consolidated balance sheets amounted to $2,889,998 and $2,307,727 represent time charter revenues received in advance as of December 31, 2006 and as of June 30, 2007, respectively.

12.	Customer Deposits

These amounts represent deposits received from charterers as guarantees and comprised as follows:

(a) On September 26, 2006 an amount of $1,320,000 was received from the bareboat charterer of LPG carrier “Ming Long” which is equal to one-year hire. This amount plus any interest earned ($53,378 up to June 30, 2007) will be returned to the charterer at the end of the three years bareboat charter.

(b) On December 6, 2006 an amount of $643,500, net of commission of $16,500, was received from the charterer of LPG carrier “Gas Oracle” which is equal to three-months hire. This amount will be returned to the charterer at the end of the one years charter or when an acceptable letter of guarantee is presented to the Company.

(c) On January 30, 2007 an amount of $367,500 was received from the bareboat charterer of LPG carrier “Gas Eternity” which is equal to three-months hire. This amount followed by a subsequent receipt of an eight-months hire on April 12, 2007 amounted to $1,102,500 plus any interest earned will be returned to the charterer at the end of the three years bareboat charter.

(d) On June 8, 2007 an amount of $449,978 was received from the bareboat charterer of LPG carrier “Gas Monarch” which is equal to three-months hire. This amount plus any interest earned will be returned to the charterer at the end of the three years bareboat charter.

13.	Long-term Debt

The total long-term debt of the Company is analyzed as follows:

	December 31, 2006	June 30, 2007
Current portion of long-term debt	16,149,600	15,505,064
Long-term debt	124,798,640	143,028,916
Total Long-term debt	140,948,240	158,533,980

(a) In March 2005, the Company entered into a $54,000,000 loan agreement with Fortis Bank (the “Fortis Loan”). The term loan was fully drawn down on May 17, 2005 and was repayable in 32 equal consecutive quarterly installments from June 2005 through May 2013, of $1,356,750 plus a balloon payment of $7,003,500 payable together with the last installment. The term loan charged interest at LIBOR plus 0.90% and was secured by a first priority mortgage over the nine vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

On June 10, 2005, on August 19, 2005, on November 19, 2005 and on February 19, 2006 the amounts of $3,580,500, $1,356,750, $1,356,750 and $1,356,750 respectively, were repaid, leaving an outstanding balance of $46,349,250. The outstanding balance was repaid from the refinancing as described below on May 31, 2006.

Bank loan interest expense for the quarter and for the six-month period ended June 30, 2006 amounted to $134,177 and $688,749, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

13.	Long-term Debt – Continued

In May 2006, the Company entered into a $79,850,000 loan agreement with Fortis Bank Athens Branch (the “Fortis-Athens Loan”). The term loan was fully drawn down in four tranches. The three tranches of $11,000,000, $15,700,000 and $6,800,750 were drawn down on May 19, 2006, May 26, 2006, June 12, 2006, respectively in order to finance the acquisition of three LPG vessels, and the forth tranche of $46,349,250 was drawn down on May 31, 2006 in order to refinance the “Fortis Loan” described above.

The term loan is repayable from August 2006 through June 2016 in forty quarterly instalments. The total facility loan will be repaid in four quarterly instalments of $2,200,000 each, eight quarterly instalments of $1,640,000 each, and twenty-eight quarterly instalments of $1,560,000 each plus a balloon payment of $14,250,000 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the twelve vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceed 130% of the amount outstanding under the term loan, to maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank at all times, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1 and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends.

At June 30, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding of $71,050,000 bore an average interest rate (including the margin) of 6.12%.

Bank loan interest expense for the quarter and for the six month period ended June 30, 2007 amounted to $1,119,751 and $2,261,517, respectively (for 2006 $674,239) and is included in Interest and finance costs in the accompanying consolidated statements of income.

(b) In December 2005, the Company entered into a $50,000,000 loan agreement with DnB NOR bank (the “DnB Loan”). The term loan was fully drawn down in two tranches, an amount of $28,000,000 was drawn down on December 7, 2005, and an amount of $22,000,000 was drawn down on December 8, 2005 and was repayable from June 2006 through December 2015. In March 2006, the Company increased its facility by an additional $14,000,000 for a total of $64,000,000 by DnB NOR bank. The new term loan was fully drawn down in March 9, 2006. Also, in January 2007, the Company increased its facility by an additional $20,317,500 for a total of $84,317,500 by DnB NOR bank. The new term loan was fully drawn down on January 30, 2007 and the new total loan is repayable from March 2007 through March 2016.

The total facility loan will be repaid in two semi-annual instalments of $4,608,000 each, four semi-annual instalments of $3,862,125 each, and fourteen semi-annual instalments of $3,094,125 each plus a balloon payment of $16,335,250 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.70% and is secured by a first priority mortgage over the vessels involved plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention accounts, and the guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amount outstanding under the term loan, the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times equal or greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

13.	Long-term Debt – Continued

At June 30, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding was $75,101,500 and bore an average interest rate (including the margin) of 6.05%.

Bank loan interest expense for the quarter and for the six month period ended June 30, 2007 amounted to $1,137,141 and $2,227,420, respectively (for 2006 $899,060 and $1,619,073, respectively) and is included in interest and finance costs in the accompanying consolidated statements of income.

(c) In June 2006, the Company entered into a $6,580,000 loan agreement with DnB NOR bank to finance the acquisition of one LPG vessel. The term loan was fully drawn down on June 29, 2006 and is repayable in two semi-annual instalments of $473,760 each, four semi-annual instalments of $315,840 each, and fourteen semi-annual instalments of $236,880 each plus a balloon payment of $1,052,800 payable together with the last instalment. The term loan charges interest at LIBOR plus 0.75% and is secured by a first priority mortgage over the vessel involved plus the assignment of the vessel’s insurances, earnings and the vessel’s operating and retention account, and the guarantee of StealthGas Inc.

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance equivalent to 6 months interest in a pledged account with the Bank.

At June 30, 2007, the Company was in compliance with all covenants under the term loan and the amount outstanding was $5,632,480 and bore an average interest rate (including the margin) of 6.06%.

Bank loan interest expense for the quarter and for the six month period ended June 30, 2007 amounted to $93,392 and $185,911, respectively (for 2006 $2,336) and is included in interest and finance costs in the accompanying consolidated statements of income.

(d) On June 21, 2007, the Company entered into a $46,875,000 facility agreement with the Scotiabank (Ireland) Limited, as lender, Scotiabank Europe plc, as security trustee, and The Bank of Nova Scotia, as swap bank (the “Scotiabank Facility”). The Scotiabank Facility will be fully drawn down no later than eight months from the date of commitment letter signed in two tranches in order to finance the acquisition of four vessels by the Company’s wholly owned subsidiaries. The first tranche amounts to $12,375,000 and will be repayable in one instalment of $462,891 six months after the drawdown following fifteen semi-annual instalments of $617,188 each plus a balloon payment of $2,654,289 payable together with the last instalment. The second tranche amounts to $34,500,000 and will be repayable, with the first instalment commencing six months after the drawdown, in twenty semi-annual instalments of $1,060,000 each, plus a balloon payment of $13,300,000 payable together with the last instalment. The term loan will charge interest at LIBOR plus 0.70% and will be secured by first priority mortgages over the vessels “Gas Icon” (formerly “Dorado Gas”), “Gas Sophie” (formerly “Virgo Gas”), “Gas Kalogeros” and “Gas Sikousis” plus a first priority mortgage over the vessel “Gas Zael”, already owned by the Company. Plus the assignment of the vessels’ insurances, earnings and the vessels’ operating and retention account, and the corporate guarantee of StealthGas Inc.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

13.	Long-term Debt – Continued

The term loan contains financial covenants requiring the Company to ensure that the aggregate market value of the mortgaged vessel at all times exceeds 125% of the amount outstanding under the term loan the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets, the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1, and that at least 15% of the Company is to always be owned by members of the Vafias family. There are also restrictions on the payment of dividends and the Company should maintain minimum cash balance of $200,000 per mortgaged vessel in an earnings account with the Bank.

On June 21, 2007, the Company drew down $6,750,000 to part finance the acquisition of the “Gas Icon”.

At June 30, 2007, the Company was in compliance with all covenants under the term loan and the outstanding amount of $6,750,000 bore an average interest rate (including the margin) of 6.09%.

Accrued bank loan interest expense for the quarter and for the six month period ended June 30, 2007 amounted to $11,434 and is included in interest and finance costs in the accompanying consolidated statements of income.

The annual principal payments to be made, for the three loans, after June 30, 2007 are as follows:

June 30,	Amount
2008	15,505,064
2009	15,589,225
2010	13,575,305
2011	13,575,305
2012	13,575,305
Thereafter	86,713,776
Total	158,533,980
14.	Interest Rate Swap Agreement

On March 31, 2005, the Company entered into an agreement to enter into an interest rate swap in regard to the “Fortis Loan”. The initial amount of the swap was $22,549,000 amortizing to $4,764,250 over its six-year life commencing May 30, 2007. If the United States dollar three month LIBOR is less than 7.5%, the fixed rate is 4.55%. If the United States dollar three month LIBOR is equal to or higher than 7.5%, then the fixed rate will be the United States dollar three month LIBOR. As of June 30, 2007, the fair value of the instrument was $446,200 (asset) ($198,273 asset as of December 31, 2006).

On January 23, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the “DnB Loan”. The initial amount of the swap was $22,500,000 amortizing to $4,410,000 over its ten-year life commencing March 9, 2006. If the United States dollar six month LIBOR is less than or equal to 5.75%, the fixed rate is 4.52%. If the United States dollar six month LIBOR is higher than 5.75%, then the fixed rate would be the United States dollar six month LIBOR less 1.23%. As of June 30, 2007, the fair value of the instrument was $358,616 (asset) ($169,846 asset as of December 31, 2006).

On May 22, 2006, the Company entered into an agreement to enter into an interest rate swap in regard to the “DnB Loan” in order to hedge the Company’s variable interest rate exposure. The amount of the swap will be $25,000,000 over its five-year life commencing September 11, 2006. The rate is fixed throughout the period at 5.42%.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

14.	Interest Rate Swap Agreement – Continued

On December 7, 2006, the Company put in place the required documentation to allow the fair value of this swap arrangement to be recorded as a component of other comprehensive income. Prior to this date such documentation was not in place. As such, until December 6, 2006, the fair value of the instrument was recorded entirely in the balance sheet, in the amount of $649,455 (liability) with changes in its fair value currently recognized in the consolidated statement of income.

Thereafter, the fair value of the instrument as of June 30, 2007 was $32,173 (liability) ($404,021 liability as of December 31, 2006) and the change in its fair value was recorded entirely as a component of other comprehensive income with the ineffective portion of the change in the fair value of the instrument amounted to $13,143 was immediately recognized in the consolidated statement of income as of June 30, 2007.

On June 27, 2007, the Company entered into an agreement to enter into an interest rate swap in regard to the “DnB Loan” in order to hedge the Company’s variable interest rate exposure. The amount of the swap will be $25,000,000 over its five-year life commencing September 11, 2007. The rate is fixed throughout the period at 5.58%. On August 6, 2007, the Company put in place the required documentation to allow the fair value of this swap arrangement to be recorded as a component of other comprehensive income. As such, the fair value of the instrument as of June 30, 2007, which was $148,263 (liability), was recorded entirely in the balance sheet with change in its fair value currently recognized in the consolidated statement of income.

15.	Common Stock

The total authorized common stock of the Company is 100,000,000 shares. On August 26, 2005, the Company effected a 60,000-for-one stock split. All share and per share data give retroactive effect to the stock split. On October 5, 2005 the Company completed its initial public offering. It issued eight million additional shares bringing the total number of shares outstanding to fourteen million. The holders of the shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

On August 3, 2006, Nike Investments Corporation agreed to purchase 400,000 newly issued shares of common stock from the Company at a price of $12.54 per share, representing the average of the closing prices of the common stock over the five trading days ended August 1, 2006. Mr. Thanassis J. Martinos, a director of STEALTHGAS INC., is the President and principal owner of Nike Investments Corporation. The transaction took place on August 7, 2006 and as of June 30, 2007 the Company had 14,400,000 common shares outstanding.

16.	Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

17.	Equity Compensation Plan

The Company’s board of directors has adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to us or our subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. The Company’s board of directors may terminate the Plan at any time. The Plan expires ten years from the date of adoption. No awards under the Plan were granted as of June 30, 2007.

18.	Dividends Paid

On February 23, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on March 12, 2007 to stockholders of record on March 5, 2007. The total amount of $2,700,000 was paid on March 8, 2007.

On May 21, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on June 12, 2007 to stockholders of record on June 4, 2007. The total amount of $2,700,000 was paid on June 8, 2007.

19.	Voyage Expenses and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of income are analyzed as follows:

Voyage Expenses	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Port expenses	310,305	165,767	575,687	502,208
Bunkers	754,295	210,422	1,015,482	463,399
Commissions charged by third parties	340,085	318,963	655,010	655,675
Commissions charged by related party	208,981	249,165	409,588	510,080
Other voyage expenses	5,023	13,827	10,747	102,230
Total	1,618,689	958,144	2,666,514	2,233,592

Vessels’ Operating Expenses	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Crew wages and related costs	2,675,002	3,092,773	5,055,794	5,922,075
Insurance	422,729	363,838	809,072	747,408
Repairs and maintenance	463,509	789,553	876,396	1,405,446
Spares and consumable stores	775,485	898,146	1,636,025	1,840,816
Miscellaneous expenses	392,733	401,658	689,377	923,017
Total	4,729,458	5,545,968	9,066,664	10,838,762

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

20.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the Company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement.

In addition, the management of the Company believes that by virtue of a special rule applicable to situations where the ship-operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

21.	Financial Instruments

The principal financial assets of the Company consist of cash, accounts receivable due from charterers, and fair value of derivatives. The principal financial liabilities of the Company consist of accounts payable due to suppliers, payable to related party, customer deposits, fair value of derivatives and the loan repayable to the bank. The recorded value of all of the Company’s financial assets and liabilities approximate their fair value due to their short-term nature and the variable interest rate of the loan.

22.	Commitments and Contingencies
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From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any current legal proceedings or claims.

•

In January 2005, the Company entered into a three-year cancelable operating lease for its office facilities that terminates in January 2008. Rental expense for the quarter and for the six month period ended June 30, 2007 was $8,068 and $16,059 (for 2006 $7,258 and $14,518, respectively). In October 2005, the Company entered into a three-year cancelable operating lease for an armored car that terminates in October 2008. Rental expense for the quarter and for the six month period ended June 30, 2007 was $11,552 and $22,642, respectively (for 2006 10,291 and $21,008, respectively).

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

22.	Commitments and Contingencies – Continued

Future rental commitments were payable as follows:

After June 30,	Office Lease	Car Rent	Total
2007	15,396	17,858	33,254
2008	—	33,750	33,750
	15,396	51,608	67,004
•

As described in Notes 5 and 6 above, during the six months ended June 30, 2007 the Company entered into separate memoranda of agreement to acquire one vessel under construction and four second-hand vessels. As of June 30, 2007, the unpaid balance of the purchase price for these vessels was $75,050,000, net of $4,055,000 already advanced to the sellers.

23.	Subsequent Events
(a)

On July 18, 2007, the Company completed a follow-on public offering of 7,200,000 shares at a price of $18.00 per share. The gross proceeds from the offering amounted to $129,600,000, the net proceeds after the underwriters’ discounts and commissions amounted to $122,472,000. The Company also granted the underwriters a 30 day option to purchase up to an additional 1,080,000 shares of common stock to cover any over allotments.

(b)	On July 19, 2007, the Company entered into a memorandum of agreement to acquire one additional vessel named “Premiership” which will be delivered to the Company in February, 2008.
(c)

On July 20, 2007, the Company drew down $8,500,000 under the Brave Maritime Corporation Bridge Facility (see Note 3) to part finance the acquisition of the “Gas Evoluzione” (formerly “Grampian”). On July 24, 2007, the Company repaid the amount of $26,500,000 plus accrued interest of $144,418 outstanding under the Brave Maritime Corporation Bridge Facility, where upon the facility was also immediately cancelled, and the availability under it has therefore ceased.

(d)	On July 23, 2007, the Company took delivery of the “Gas Evoluzione” (formerly “Grampian”).
(e)	On July 27, 2007, the Company took delivery of the “Gas Kalogeros”.
(f)

On August 1, 2007 the underwriters partially exercised the over-allotment option, purchasing from the Company 460,105 shares of the Company’s common stock. The gross proceeds from the sale of these shares amounted to $8,281,890, the net proceeds after the underwriters’ discounts and commissions amounted to $7,826,386

(g)	On August 3, 2007, the Company took delivery of the “Gas Sikousis”.
(h)

On August 14, 2007, the Remuneration Committee of the Company approved under the Company’s 2005 Equity Compensation Plan the granting of 100,000 restricted shares to the Company’s CEO Mr. Harry Vafias to be awarded, 50,000 on October 1, 2007, 25,000 on October 1, 2008 and 25,000 on October 1, 2009.

StealthGas Inc. Notes to the condensed consolidated financial statements (unaudited) (Expressed in United States Dollars)

22.	Subsequent Events – Continued
(i)

On August 14, 2007, the Company’s Board of Directors approved under the Company’s 2005 Equity Compensation Plan the granting of 6,000 restricted shares to the Company’s Chairman of the Board Mr. Michael G. Jolliffe to be awarded, 2,000 on October 1, 2007, 2,000 on October 1, 2008 and 2000 on October 1, 2009.

(j)

On August 14, 2007, the Company’s Board of Directors approved under the Company’s 2005 Equity Compensation Plan the granting of 4,000 restricted shares to the Company’s Chairman of the Audit Committee Mr. Markos Drakos to be awarded, 1,333 on October 1, 2007, 1,333 on October 1, 2008 and 1,334 on October 1, 2009.

(k)

On August 14, 2007, the Company’s Board of Directors approved under the Company’s 2005 Equity Compensation Plan the granting of 2,000 restricted shares to the Company’s non executive Board member Mr. Thanassis G. Martinos to be awarded, 666 on October 1, 2007, 667 on October 1, 2008 and 668 on October 1, 2009.

(l)	On August 14, 2007 the Company’s Board of Directors declared a cash dividend of $0.1875 per common share, payable on August 30, 2007 to stockholders of record on August 24, 2007.